Exhibit 12.2
Union Electric Company
Computation of Ratio of Earnings to Fixed Charges and Combined
Fixed Charges and Preferred Stock Dividend Requirements
(Thousands of Dollars, Except Ratios)

	2009	2010	2011	(a)	2012	2013
Earnings available for fixed charges, as defined:
Net income	$265,020	$368,702	$290,227		$419,950	$398,523
Tax expense based on income	127,982	199,085	160,085		251,736	241,657
Fixed charges (b)	255,500	242,590	237,120		241,529	229,720
Earnings available for fixed charges, as defined	$648,502	$810,377	$687,432		$913,215	$869,900
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$242,152	$235,277	$227,165		$231,679	$218,725
Estimated interest cost within rental expense	3,542	3,689	3,608		3,445	3,534
Amortization of net debt premium, discount, and expenses	9,806	3,624	6,347		6,405	7,461
Total fixed charges, as defined	$255,500	$242,590	$237,120		$241,529	$229,720
Ratio of earnings to fixed charges	2.53	3.34	2.90		3.78	3.79
Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$5,941	$4,716	$3,420		$3,420	$3,420
Adjustment to pretax basis	2,869	2,546	1,887		2,050	2,074
	$8,810	$7,262	$5,307		$5,470	$5,494

Combined fixed charges and preferred stock dividend requirements	$264,310	$249,852	$242,427		$246,999	$235,214
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.45	3.24	2.84		3.70	3.70

(a)
In 2011, Union Electric Company recorded a loss from regulatory disallowance of $89 million. See Note 1 - Summary of Significant Accounting Policies under Part II, Item 8 of this Form 10-K for additional information.

(b)	Includes net interest related to uncertain tax positions.